SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          e.spire Communications, Inc.
           (formerly known as American Communications Services, Inc.)
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   02520B 10 2
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                                 (CUSIP Number)


                              Olivier L. Trouveroy
                           ING Equity Partners, L.P. I
                         520 Madison Avenue, 33rd Floor
                            New York, New York 10022
                                 (212) 453-1600

                                    Copy to:
                                Kathleen A. Walsh
                              Mayer, Brown & Platt
                                  1675 Broadway
                               New York, NY 10019
                                 (212) 506-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02520B 10 2
                                  SCHEDULE 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ING Equity Partners, L.P. I


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) [ ]
           GROUP*                                                    (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                    7       SOLE VOTING POWER
                                            40,000 shares
             NUMBER OF
              SHARES
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       NONE
               EACH
             REPORTING              9       SOLE DISPOSITIVE POWER
              PERSON                        40,000 shares
               WITH
                                   10       SHARED DISPOSITIVE POWER
                                            None


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           40,000 shares


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                      [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.08%


14         TYPE OF REPORTING PERSON*
           PN

                                  SCHEDULE 13D

Company: e.spire Communications, Inc.                  CUSIP Number: 02520B 10 2


Item 1.  Security and Issuer.

         The statement on Schedule 13D (the "Statement") dated June 26, 1995 and filed with the Securities and Exchange Commission (the "SEC") on August 10, 1995 by ING Equity Partners, L.P. I (the "Investment Partnership"), relating to the Common Stock, par value $0.01 (the "Common Stock") of e.spire Communications, Inc., a Delaware corporation (the "Company") as amended by Amendment No. 1 to the Statement, dated November 14, 1995 and filed with the SEC March 29, 1996 is hereby amended by the Investment Partnership. Unless otherwise defined herein, all capitalized terms have the respective meanings ascribed to such terms in the Statement. The address of the principal executive offices of the Company is: 133 National Business Parkway, Suite 200, Annapolis Junction, Maryland 20701.


Item 2.  Identity and Background.

         The information previously provided in Item 2(b) is hereby amended and restated as follows:

                  (b)  The  principal business address of the Investment
                       Partnership:

                       520 Madison Avenue, 33rd Floor
                       New York, New York 10022.


Item 3.  Source and Amount of Funds or Other Consideration.

         The information previously provided in Item 3 is hereby amended by adding the following:

         In consideration for services provided by two directors of the Company affiliated with the Investment Partnership, each director received a grant of options to purchase up to 10,000 shares of Common Stock on July 1, 1998 and May 12, 1999. Pursuant to the Investment Partnership's Agreement of Limited Partnership, such directors transferred the options to the Investment Partnership.


Item 4.  Purpose of Transaction.

         The information previously provided in Item 4 is hereby amended and adding the following:

                  (d) The Investment Partnership is not contemplating any plans or proposals relating to a change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

                  (e) The Investment  Partnership is not contemplating any plans
         or   proposals   relating   to  a  material   change  in  the   present
         capitalization or dividend policy of the Company.

Company: e.spire Communications, Inc.                  CUSIP Number: 02520B 10 2



                  (g) The Investment Partnership is not contemplating any plans or proposals relating to any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

                  (j) The Investment Partnership is not contemplating any plans or proposals for any action similar to those enumerated in this Item 4.


Item 5.  Interest in Securities of the Issuer.

         The information previously provided in Item 5 is hereby amended by adding the following:

                  (a) As of the date hereof, the Investment Partnership owns options for the purchase of 40,000 shares of Common Stock. The Company's most recent Form 10-Q reported total outstanding Common Stock of 50,153,942 shares as of August 5, 1999. If each of the options held by the Investment Partnership were fully exercised on the date hereof, the Investment Partnership's ownership share would be 0.08%.

                  (b) The Investment Partnership, upon the exercise of all the options, would have the sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of 40,000 shares of Common Stock.

                  (c) On November 5, 1999, the Investment Partnership distributed 308,790 shares of Common Stock to its general partner, Lexington Partners, L.P. ("Lexington"), and 4,693,036 shares of Common Stock to its limited partner, ING Equity Holdings, Inc. On November 8, 1999, Lexington distributed 76,790 shares to its limited partners. On November 9, 1999, the Investment Partnership transferred a warrant to purchase 100,000 shares of Common Stock to Lexington Equity Partners II, L.L.C.

                  (d) No person other than the Investment Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock issuable to the Investment Partnership upon the exercise of the options.

                  (e) The Investment Partnership ceased being the beneficial owner of more than five percent of the Company's Common Stock on November 5, 1999.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         None.

Company: e.spire Communications, Inc.                 CUSIP Number: 02520B 10 2


Item 7.  Material to be Filed as Exhibits.

         None.

Company: e.spire Communications, Inc.                  CUSIP Number: 02520B 10 2


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 1999
                                      ING EQUITY PARTNERS, L.P. I

                                      By:   LEXINGTON PARTNERS, L.P.
                                               its General Partner

                                      By:   LEXINGTON PARTNERS, INC.
                                               its General Partner


                                      By:   /s/ Olivier L. Trouveroy
                                         --------------------------------------
                                         Name: Olivier L. Trouveroy
                                         Title: Authorized Signatory